3/11/2003

[redacted] 03012111 [redacted] ES
E COMMISSION
20549

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RECEIVED FEB 27 2003

SEC FILE NUMBER
8- 48840

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitas America, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38505 Country Club Drive, Suite 110
(No. and Street)

Farmington Hills	Michigan	48331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis J. Brown (248) 848-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis J. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitas America, L.L.C., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

KENNETH D WARNICK
Notary Public, Oakland County, MI
My Commission Expires May 5, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITAS AMERICA, L.L.C.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

EQUITAS AMERICA, L.L.C.

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To the Members of Equitas America, L.L.C.
Farmington Hills, Michigan

We have audited the accompanying balance sheets of Equitas America, L.L.C. as of December 31, 2002 and 2001 and the related statements of members' equity, operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitas America, L.L.C. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 18, 2003

EQUITAS AMERICA, L.L.C.
BALANCE SHEETS
December 31, 2002 And 2001

ASSETS

	2002	2001
Cash	$100,109	$155,471
Securities owned at market value	10,382	7,856
Accounts receivable:		
Brokers, dealers and clearing organizations	512,069	494,439
Deposits – clearing organizations	125,189	25,000
Amounts due from salesmen	24,783	25,574
Other assets:		
Prepaid expenses	17,603	14,340
Deposits	6,524	6,524
Equipment (net of accumulated depreciation of $52,865 and $44,275)	8,969	13,149
	$805,628	$742,353

LIABILITIES AND MEMBERS' EQUITY

	2002	2001
Accounts payable:		
Commissions due salesmen	$418,669	$ 373,149
Other	5,090	8,662
Accrued expenses	31,559	51,032
Securities sold, not yet purchased, at market value	6,450	-
Total liabilities	461,768	432,843
Members' equity	343,860	309,510
	$805,628	$ 742,353

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
For The Years Ended December 31, 2002 And 2001

	Amount
Balance, December 31, 2000	$ 221,626
Net income for the year ended December 31, 2001	87,884
Balance, December 31, 2001	309,510
Distributions to members	(43,942)
Net income for the year ended December 31, 2002	78,292
Balance, December 31, 2002	$ 343,860

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2002 And 2001

	2002	2001
Income:		
Commissions and fees	$ 5,167,727	$5,759,572
Trading gains/(losses)	(37,819)	33,685
Interest income – net	7,136	1,249
Total income	5,137,044	5,794,506
Commissions and clearing charges:		
Commissions paid	4,089,840	4,683,508
Clearing charges	313,184	328,519
Total commissions and clearing charges	4,403,024	5,012,027
Gross profit from operations	734,020	782,479
Selling, general and administrative expenses	654,728	692,833
Income before provision for taxes	79,292	89,646
Provision for taxes:		
Federal income tax (Note 2)	-	-
Single Business tax	1,000	1,762
Total provision for taxes	1,000	1,762
Net income	$ 78,292	$ 87,884

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2002 And 2001

	2002	2001
Cash flows from operating activities:		
Fees and commissions received	$ 5,150,097	$ 5,617,635
Interest received	6,947	1,249
Trading gains/(losses)	(33,895)	26,241
Commissions paid	(4,043,529)	(4,640,064)
Clearing charges	(313,184)	(328,519)
Other selling, general and administrative expenses paid	(672,446)	(672,318)
Deposit paid – Clearing organization	(100,000)	-
Single business taxes paid	(1,000)	-
Net cash provided (used) by operating activities	(7,010)	4,224
Cash flows used by investing activities:		
Purchases of equipment	(4,410)	(2,023)
Cash flows used by financing activities:		
Distributions to members	(43,942)	-
Net increase (decrease) in cash	(55,362)	2,201
Cash at beginning of year	155,471	153,270
Cash at end of year	$ 100,109	$ 155,471
Reconciliation of net income to net cash provided (used) by operating activities:		
Net income	$ 78,292	$ 87,884
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	8,590	8,685
(Increase) decrease in:		
Securities owned	(2,526)	(7,444)
Accounts receivable	(16,839)	(149,990)
Deposits – Clearing Organization	(100,189)	-
Prepaid expenses	(3,263)	2,507
Increase (decrease) in:		
Accounts payable	41,948	55,980
Accrued expenses	(19,473)	6,602
Securities sold, not yet purchased, at market value	6,450	-
Total adjustments	(85,302)	(83,660)
Net cash provided by operating activities	$ (7,010)	$ 4,224

See accompanying notes.

EQUITAS AMERICA, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 And 2001

Note 1 - ORGANIZATION

Equitas America, L.L.C. was organized as a limited liability company by Equitas America Holding Company, Inc. The Company registered as a broker-dealer with the National Association of Securities Dealers in November, 1995 and commenced operations in March 1996.

In December 2000, Equitas Patronage Partnership acquired 85% ownership in the Company, thus becoming the majority member. Equitas America Holding Company, Inc. the former controlling member owns 14% of the Company. Some of the partners of Equitas Patronage Partnership are also officers of the Company.

See Note 3 for transactions with member.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets using straight-line and accelerated methods.

Federal Income Taxes

As a limited liability company, the members have elected to be treated by the Internal Revenue Service substantially as if it were a partnership. Therefore, the members' respective share of taxable income or loss is reportable on their income tax returns.

Note 3 – TRANSACTIONS WITH MEMBER

Equitas America Holding Company provides various consulting services to the Company. For the years ended December 31, 2002 and 2001 consulting fees charged to the Company amounted to $36,000 and $18,000, respectively, and are included in selling, general and administrative expenses in the attached Statement of Operations.

Note 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2002, the Company's net capital was $273,311 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 1.67 to 1.

Note 5 – LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at December 31, 2002 are as follows:

Year ended December 31,	Amount
2003	$50,000
2004	$ 5,000

For the years ended December 31, 2002 and 2001, the total lease expense pursuant to the above operating lease amounted to $52,381 and $55,527, respectively, and is included in selling, general, and administrative expense in the attached Statement of Operations.

SUPPORTING SCHEDULES

EQUITAS AMERICA, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

1.	Total ownership equity	$343,860
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	343,860
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	343,860
6.	Deduction and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	68,413
	B. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	275,447
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	2,136
10.	Net capital	273,311
13.	Net capital requirement	50,000
14	Excess net capital	$223,311

EQUITAS AMERICA, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$461,768
19.	Total aggregate indebtedness liabilities	$455,318
20.	Percentage of aggregate indebtedness to net capital	167%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Equitas America, L.L.C. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$223,311
Differences due to:	
Adjustment of non-allowable assets	(958)
Adjustment of other deductions and/or charges	(4,000)
Adjustment of net book value of equipment	958
Excess per the Company's Part IIA FOCUS Report	$219,311

EQUITAS AMERICA, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2002

Equitas America, L.L.C. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".